

Mail Stop 4628

July 7, 2016

Benjamin P. Cowart
Chief Executive Officer
Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

> **Re: Vertex Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2016**
> **File No. 333-211955**

Dear Mr. Cowart:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you are registering the resale of 19,671,090 shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. Given the size of the offering relative to the number of shares of common stock outstanding held by non-affiliates, and the nature of the offering and the selling stockholders, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are underwriters on your behalf. Because you are not eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, me, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: David M. Loev
       The Loev Law Firm, PC